SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Modigene, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share.
(Title of Class of Securities)

607826104
(CUSIP Number)

Kevin B. Kimberlin

c/o Spencer Trask & Co.

535 Madison Avenue, 18th Floor

New York, NY 10022

Tel: (212) 355-5565

Fax: 212-751-3483

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

05/09/2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 903508109

1.	NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) (b) x

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
Yes No X

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.	SOLE VOTING POWER: 2,442,536

8.	SHARED VOTING POWER: 0 shares

9.	SOLE DISPOSITIVE POWER: 2,442,536

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,442,536

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
Yes No x

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.36%

14.	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share (the "Common Stock"), of Modigene, Inc. (the "Company”), a Nevada corporation, with a principal business address of 3 Sapir Street, Weizmann Science Park Nes-Ziona, Israel 74140.

Item 2.	Identity and Background

(a)  This Statement is filed by Kevin B. Kimberlin ("Mr. Kimberlin").

(b)  The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, NY 10022.

(c)  Mr. Kimberlin's principal occupations are Chairman of the Board of Directors of Spencer Trask & Co. and a private investor.

(d)  Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kimberlin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As set forth in more detail below, the shares of Common Stock and warrants exercisable for shares of Common Stock reported herein are held directly by Spencer Trask Breakthrough Partners, LLC, a Delaware limited liability company (“STBP”), Spencer Trask & Co., a Delaware corporation (“ST&Co.”), Spencer Trask Illumination Fund LLC, a New York limited liability company (“STI”), Spencer Trask Private Equity Accredited Fund III LLC, a New York limited liability company (“Fund III”), ST Edison Partners LLC, a Delaware limited liability company (“Edison”), and Spencer Trask Ventures, Inc., a Delaware corporation ("STV”). STBP, ST&Co., STI, Fund III and STV are sometimes collectively referred to herein as the “Spencer Trask Entities.” Mr. Kimberlin is the non-member manager of STBP. Mr. Kimberlin is the sole stockholder and Chairman of the Board of Directors of ST&Co., the 100% parent of STV. STV and Edison are each managed by a two-person board of directors, one of whom is Mr. Kimberlin. Fund III is managed by Spencer Trask Private Equity Accredited Fund III Management, LLC, a New York limited liability company 100% owned by ST&Co. STI is managed by LLC Management Services, Inc., a New York corporation 100% owned by ST&Co.

On May 9, 2007, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Modigene Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Modigene Acquisition”), and Modigene Inc., a Delaware corporation (”Modigene Delaware"), pursuant to which Modigene Acquisition merged with and into Modigene Delaware (the “Merger”). Pursuant to the Merger, the stockholders of Modigene Delaware received Common Stock in exchange for all their shares of common stock of Modigene Delaware. STBP, Edison, Fund III and STI were stockholders of Modigene Delaware prior to the Merger and, as a result of the Merger: (a) STBP acquired 1,023,871 shares of Common Stock, 51,194 of which are currently being held in escrow and are subject to forfeiture during the two-year period following the Merger to satisfy claims arising as a result of Modigene Delaware’s breach of its representations, warranties or covenants in the Merger Agreement (“Escrow”); (b) Edison acquired 1,023,871 shares of Common Stock, 51,194 of which are currently being held in Escrow; (c) Fund III acquired 227,526 shares of Common Stock, 11,376 of which are currently being held in Escrow; and (d) STI acquired 511,935 shares of Common Stock, 25,597 of which are currently being held in Escrow.

Pursuant to that certain Engagement Letter, dated January 9, 2007, between the Company, Roth Capital Partners, LLC and STV, STV acted as a placement agent in an offering (the “Offering”) of approximately $13,000,000 of units of the Company’s securities (“Units”) that occurred concurrently with the closing of the Merger. Each Unit consisted of one share of Common Stock and a warrant to purchase one-quarter of a share of Common Stock at an exercise price of $2.50 per share and expiring on May 12, 2012. In connection with the Offering, on May 9, 2007, Fund III purchased 75,000 Units for a purchase price of $1.50 per Unit. The source of funds for payment of the Units was assets of Fund III.

As partial consideration for its services as a placement agent in the Offering, on May 9, 2007, the Company issued STV a warrant to purchase 223,038 shares of Common Stock at an exercise price of $2.50 per share and expiring on May 8, 2012. On the same date, STV distributed warrants to purchase 140,202 shares of Common Stock, at an exercise price of $2.50 per share and expiring on May 8, 2012, to STV brokers as compensation for their services in the Offering.

In addition, simultaneously with the closing of the Merger, STV acted as a placement agent in a private placement of $2,000,000 of Common Stock and warrants to purchase Common Stock to four strategic investors. As partial consideration for its services as a placement agent, the Company issued STV a warrant to purchase 89,652 shares of Common Stock at an exercise price of $0.88 per share and expiring on December 14, 2015.

On February 20, 2008, STV distributed to ST&Co. (a) a warrant to purchase 82,836 shares of Common Stock at an exercise price of $2.50 per share and expiring on May 8, 2012, and (b) a warrant to purchase 89,652 shares of Common Stock at an exercise price of $0.88 per share and expiring on December 14, 2015.

On September 26, 2008, pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”), between STBP and Qubit Holdings, LLC (“Qubit”), STBP sold 416,667 shares of Common Stock to Qubit for a purchase price of $1.20 per share.

By virtue of his ability to control the Spencer Trask Entities, Mr. Kimberlin is an indirect beneficial owner of the securities directly owned by the Spencer Trask Entities. Mr. Kimberlin disclaims beneficial ownership of the shares of the securities reported as beneficially owned by him, except to the extent of his pecuniary interest therein.

Item 4.	Purpose of Transaction

(a)  All of the securities reported herein were acquired for investment purposes. Mr. Kimberlin retains the right, through his control of the Spencer Trask Entities, to change his investment intent from time to time, to, directly or indirectly, acquire additional shares of Common Stock, acquire other securities of the Company or sell or otherwise dispose of all or part of the Common Stock or other securities of the Company beneficially owned by him, directly or indirectly, in any manner permitted by law.

Mr. Kimberlin presently has no plans or proposals that relate to or would result in any of the following:

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)  Any change in the present Board of Directors or management of the Company;

(e)  Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company's business or corporate structure;

(g)  Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(h)  A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

As part of the ongoing evaluation of his investments and investment alternatives, however, Mr. Kimberlin may consider effecting any of the foregoing transactions and, subject to applicable law, may, directly or indirectly, formulate a plan or plans with respect to such transactions and may, from time to time, hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or third parties regarding such matters. Mr. Kimberlin will amend this Schedule 13D if there is any material change in his plans with respect to the foregoing. Mr. Kimberlin may also, directly or indirectly, buy and/or sell securities of the Company consistent with his investment objectives.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 2,633,744 shares of Common Stock, which represents beneficial ownership of approximately 7.36% of the Common Stock. Specifically, Mr. Kimberlin may be deemed beneficially to own the 2,442,536 shares of Common Stock and the currently exercisable warrants to purchase up to 191,238 shares of Common Stock held by the Spencer Trask Entities in the aggregate. The percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 35,549,028 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of November 14, 2008 in its Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2008. Beneficial ownership has been determined in accordance with the rules of the Commission.

(b)  Mr. Kimberlin indirectly has the sole power to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

(c)  There have been no transactions in securities of the Company in the past 60 days.

(d)  No person other than Mr. Kimberlin or the direct holder of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Engagement Letter and Securities Purchase Agreement described in Item 3 above, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A. Engagement Letter, between Roth Capital Partners, LLC, Spencer Trask Venures, Inc. and Modigene Inc., dated January 9, 2007.

Exhibit B. Securities Purchase Agreement, between Spencer Trask Breakthrough Partners, LLC and Qubit Holdings, LLC, dated September 26, 2008.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December ___, 2008

KEVIN B. KIMBERLIN

Kevin B. Kimberlin